1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
215.963.5000                                                   Counselors at Law
Fax: 215.963.5001

April 20, 2015

FILED AS EDGAR CORRESPONDENCE

Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549


Re: The Advisors' Inner Circle Fund 485(b) Filing (File Nos. 033-42484 and 811-06400)
        ------------------------------------------------------------------------

Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided via telephone, regarding the Trust's post-effective amendment No. 251, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 252, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on February 4, 2015 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Westwood Strategic Global Convertibles Fund, Westwood Market Neutral Income Fund and the Westwood Worldwide Income Opportunity Fund (each, a "Fund," and together, the "Funds") as additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUSES

1. COMMENT. Please confirm that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that a Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect at the time of the fee waiver and/or expense reimbursement.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that a Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect at the time of the fee waiver and/or expense reimbursement.

2. COMMENT. In the Strategic Global Convertibles Fund's "Principal Investment Strategies" section, please revise the first sentence of the second paragraph to clarify that the Fund, as opposed to the companies in which it invests, will generally have exposure to the United States, Europe and Asia.

     RESPONSE. The requested change has been made.

3. COMMENT. In the Strategic Global Convertibles Fund's "Principal Investment Strategies" section, please specify if the Fund will invest in a minimum number of countries.

     RESPONSE. The section has been revised to specify that the Fund will generally invest in at least three different countries.

4. COMMENT. In the "Principal Risks" sections, please remove the phrase regarding the offer of greater potential for capital appreciation from the "Warrants Risk" paragraphs.

     RESPONSE. The requested changes have been made.

5. COMMENT. In the "Principal Risks" sections, please revise the fifth sentence of the "Foreign Securities Risk" paragraphs to clarify that the securities of foreign companies, as opposed to the foreign companies themselves, may not be registered with the SEC.

     RESPONSE. The requested changes have been made.

6. COMMENT. Please confirm that each of the Funds' principal risks are disclosed in the Funds' respective "Principal Risks" sections.

     RESPONSE. The Adviser confirms that each of the Funds' principal risks are disclosed in the Funds' respective "Principal Risks" sections.

7. COMMENT. In the Market Neutral Income Fund's "Principal Investment Strategies" section, please explain short sales.

     RESPONSE. The requested change has been made.

8. COMMENT. Please confirm that the fees and expenses incurred indirectly by each of the Funds as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the "Annual Fund Operating Expenses" table and disclose in the subcaption the estimated fees and expenses to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

     RESPONSE. The fees and expenses incurred indirectly by each Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year.

9. COMMENT. Please add "ETF Risk" to the Market Neutral Income Fund's "Principal Risks" section.

     RESPONSE. The requested change has been made.

10. COMMENT. Please confirm that investments in each type of security referenced in the Worldwide Income Opportunity Fund's "Principal Investment Strategies" section are principal investment strategies of the Fund.

     RESPONSE. The Adviser confirms that investments in each type of security referenced in the Worldwide Income Opportunity Fund's "Principal Investment Strategies" section are principal investment strategies of the Fund.

11. COMMENT. Since the term "worldwide" connotes diversification among investments that are tied economically to a number of countries throughout the world, please revise the Worldwide Income Opportunity Fund's "Principal Investment Strategies" section to explain how the Fund's investments will be consistent with this connotation.

     RESPONSE. The first sentence of the second paragraph of the section has been revised to read as follows:

          Under normal market conditions, the Fund invests at least 40% of its net assets, plus any borrowings for investment purposes, in non-U.S. assets, and invests in at least three different countries.

12. COMMENT. In the Worldwide Income Opportunity Fund's "Principal Investment Strategies" section, please revise the first sentence of the third paragraph to clarify that the Adviser will SEEK TO determine where downside potential can be limited, so as to avoid providing the impression that such determinations will necessarily be accurate.

     RESPONSE. The requested change has been made.

13. COMMENT. Please consider adding value investment style risk to the Worldwide Income Opportunity Fund's "Principal Risks" section.

     RESPONSE. The requested change has not been made, because the Adviser does not consider value investment style risk to be a principal risk of the Worldwide Income Opportunity Fund.

14. COMMENT. Please specifically reference credit default swap ("CDS") investments in the "Principal Investment Strategies" sections, where appropriate, and confirm that if a Fund enters into a CDS as a seller, it will segregate cash or liquid securities in an amount equal to the notional amount of the CDS, or will otherwise "cover" its position.

     RESPONSE. A reference to CDS investments has been added to the Market Neutral Income Fund's "Principal Investment Strategies" section, and the Adviser confirms that if a Fund writes (sells) a CDS, the Fund will, during the term of the CDS, segregate the amount that would be owed to the counterparty upon the occurrence of a credit event under the terms of the CDS (the "recovery amount"), less any offsetting obligations, or otherwise "cover" its position. Typically, the recovery amount is the notional amount of the CDS (i.e. the par amount of the debt or bond for which credit protection is sold).

15. COMMENT. In the "Information about Portfolio Holdings" section, please revise the last sentence to clarify that the publications from which a portion of a Fund's portfolio holdings may be excluded when deemed in the best interest of the Fund are the postings on the Funds' website within 10 days of the end of each calendar quarter.

     RESPONSE. The requested change has been made.

16. COMMENT. In the "Portfolio Managers" section, please disclose that the members of the portfolio management teams are jointly and primarily responsible for the day-to-day management of the Funds' portfolios.

     RESPONSE. The requested change has been made.

17. COMMENT. Please confirm that the Portfolio Managers, while managing the Comparable Fund, did not manage any other accounts with investment objectives, policies and strategies substantially similar to those of the Market Neutral Income Fund.

     RESPONSE. The Adviser confirms that the Portfolio Managers, while managing the Comparable Fund, did not manage any other accounts with investment objectives, policies and strategies substantially similar to those of the Market Neutral Income Fund.

COMMENT ON THE STATEMENT OF ADDITIONAL INFORMATION

18.  COMMENT. Please add references to Ultra Shares where appropriate.

     RESPONSE. The requested changes have been made.


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
---------------
Leon Salkin